VolAero UAV & Drones Holdings Corp.

A Florida Corporation

Consolidated Financial Statements (Unaudited)

and

Independent Accountant's Review Report

December 31, 2016

TABLE OF CONTENTS





Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors, Shareholders and Management
Volaero UAV & Drones Holdings Corp.
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Volaero UAV & Drones Holdings Corp. (a Florida corporation), which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (May 19, 2016) through December 31, 2016, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 of the consolidated financial statements, Volaero UAV & Drones Holdings Corp. has generated losses from inception, relies on outside sources and management to fund operations, and is not cashflow positive. Accordingly, substantial doubt is raised about Volaero UAV & Drones Holdings Corp.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 23, 2017

VolAero UAV & Drones Holdings Corp.
Consolidated Balance Sheet
December 31, 2016
(unaudited)

ASSETS

	December 31, 2016
Current Assets:	
Cash	$ -
Accounts receivable, net	100
Total current assets	100
Property, plant and equipment, net	84,732
Other Assets	
Deposits	16,364
Total other assets	16,364
Total Assets	$ 101,196

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Bank overdraft	$ 1,358
Accounts payable and accrued expenses	$ 42,039
Line of credit payable	230,000
Loan payable - related party	121,072
Total current liabilities	394,469
Commitments & Contingencies	-
Stockholders' Equity:	
Common stock, $.0001 par value; 10,000,000 shares authorized, 5,000,000 issued and outstanding	500
Additional paid-in capital	-
Accumulated deficit	(293,773)
Total Stockholders' Equity	(293,273)
Total Liabilities & Stockholders' Equity	$ 101,196

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Operations
May 19, 2016 (inception) to December 31, 2016
(unaudited)

	Period from inception to December 31, 2016
Service revenue	$ 2,250
Total revenue	2,250
Expenses:	
Salaries & wages	109,888
Advertising & marketing	6,040
Professional fees	66,333
Rent & facility costs	42,760
Depreciation	4,078
Employee benefits	29,955
Repairs & maintenance	8,036
Insurance	2,463
General and administrative	26,470
Total operating expenses	296,023
Net loss from operations & before provision for income tax	(293,773)
Provision for income taxes	-
Net loss	$ (293,773)
Loss per common share	$ (0.06)
Weighted average number of shares outstanding - Basic and fully diluted	5,000,000

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Stockholders' Equity
May 19, 2016 (inception) to December 31, 2016
(unaudited)

| | Common Stock | | Additional Paid in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance - May 19, 2016 (inception)	-	-	-	-	-
Common stock issued	5,000,000	500			**500**
Net Loss				(293,773)	**(293,773)**
Balance - December 31, 2016	**5,000,000**	**500**	-	**(293,773)**	**(293,273)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Cash Flows
May 19, 2016 (inception) to December 31, 2016
(unaudited)

	Period from inception to December 31, 2016
Cash flows from operating activities:	
Net loss	$ (293,773)
Adjustments to reconcile net loss to net cash used	
by operating activities:	
Depreciation & amortization expense	4,078
Change in assets and liabilities	
Accounts payable and accrued expenses	42,039
Security deposit	(16,364)
Accounts receivable	(100)
Net cash used by operating activities	(264,120)
Cash flows from investing activities:	
Purchase of PP&E	(88,810)
Net cash used by investing activities	(88,810)
Cash flows from financing activities:	
Proceeds from sales of common stock	500
Bank overdraft	1,358
Proceeds from line of credit	230,000
Proceeds from related-party loans	232,194
Repayments of related-party loans	(111,122)
Net cash provided by financing activities	352,930
Net increase (decrease) in cash	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization & Nature of Business
VolAero UAV & Drones Holdings Corp. ("VolAero" or "the Company") was incorporated on May 19, 2016 in the state of Florida. VolAero provides cutting edge drone, imagery, and data processing technologies to provide its clients and customers with fast, accurate, and reliable data, enabling them to develop timely and actionable analytics while saving time, money, and resources and empowering them to better manage their affairs and compete in an ever-increasing competitive environment. The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, VolAero UAV Imaging Services, Inc. (collectively, "VolAero").

During 2016, the Company primarily focused on its organizational structure, sourcing employees, obtaining licenses and regulatory approvals, and developing its drone fleet and marketing strategies. The primary launch of its marketing campaign and services began subsequent to period end. The Company has generated nominal revenue to date and, at present, is buildings its service and customer base to expand its network and better serve its clients in South Florida and the Greater Miami area. The Company's activities are subject to significant risks & uncertainties, including failing to secure additional funding to finance operations or acquiring the necessary talent to continue its business activities.

Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary corporation (VolAero UAV Imaging Services, Inc., a Florida corporation), after elimination of all material intercompany accounts, transactions, and profits.

These financial statements include all adjustments, including normal recurring items, which are considered necessary for a fair presentation fo the consolidated financial position as of December 31, 2016 and the results of operations from May 19, 2016 (inception) through December 31, 2016.

Revenue Recognition
The Company recognizes revenue only when all of the following criteria have been met:

    Persuasive evidence of an arrangement exists;
    Services have been rendered;
    The fee for the arrangement is fixed or determinable; and
    Collectability is reasonably assured.

Persuasive Evidence of an Arrangement—The Company documents all terms of an arrangement in a written agreement with the customer prior to beginning work.

Services Have Been Performed—The Company performs all services prior to recognizing revenue. Typically, all drone-service related services are completed at the time the work product has been prepared.

The Fee for the Arrangement Is Fixed or Determinable—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written service agreeement.

Collectability Is Reasonably Assured—The Company determines that collectability is reasonably assured prior to recognizing revenue. Collectability is reasonably reassured given the Company generally collects its final payment prior to the final release of its work product.

Property & Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office Furniture - 7 years
Drone Equipment - 5 years
Office Equipment - 5 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Common Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options and restricted stock awards. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. No other common stock equivalents that would be considered dilutive or anti-dilutive were oustanding as of December 31, 2016.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Accounts Receivable & Allowance for Doubtful Accounts

For trade receivables, the allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2016, management had identified no accounts where recoverability was in question, therefore no allowance for doubtful accounts was established.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of December 31, 2016, the Company's cash and cash equivalents were deposited primarily in one financial institution.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2. ACCOUNTS RECEIVABLE & OTHER ASSETS

As of December 31, 2016, the Company had $100 in trade receivables outstanding. Historically, the Company has not experienced difficulty in collection or experienced a general adverse credit environment and, as such, no allowance for doubtful accounts has been established as of December 31, 2016.

The Company has deposits in the amount of $16,364 related to its last 2 months lease payments and a $1,250 security deposit with an entity under common control of the Company's CEO (See Note 7)

Note 3. PROPERTY, PLANT AND EQUIPMENT (NET)

	December 31, 2016
Office Furniture and Equipment	45,313
Drone Equipment and Accessories	43,497
Gross Propetry, Plant, & Equipment	88,810
Less: Accumulated Depreciation	(4,078)
Net Property, Plant, & Equipment	$ 84,732

For the period ended December 31, 2016, the Company recorded $4,078 in depreciation expense.

Note 4. INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2016
Statutory federal income tax rate	35 %
State income taxes, net of federal taxes	5.5 %
Valuation allowance	(40.5) %
Effective income tax rate	- %

As of December 31, 2016, the Company has a net operating loss carryforward of approximately $290,000 to reduce future federal taxable income, which begins to expire in the year 2036. The Company is also subject to corporate taxes in the State of Florida which has similar net operating loss carryover provisions which start to expire in the year 2036. The Company recognized an increase in its deferred tax asset and related valuation allowance in the amount of roughly $117,000, resulting in deferred tax balance of $nil, net of a valuation allowance of $117,000.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2016 are subject to federal and state tax examinations and the Company is current on its federal and state tax filing obligations.

Note 5. STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2016 the Company has 10,000,000 authorized shares of common stock with a par value of $.0001, of which 5,000,000 are issued and outstanding.

During 2016, the Company received aggregate proceeds in the amount of $500 related to the issuance of shares to its founding shareholders.

Note 6. LEASES & COMMITMENTS

The Company leases its administrative offices on a month-to-month basis from a related party corporation that is under common control of the Company's CEO. Total rent paid to the entity was $42,760 during the period from inception through December 31, 2016. No future minimim lease payments are required to be paid by the Company, although the Company reasonably expects these payments to continue through June 2019 in the amout of $7,322 per month. (See Note 7).

Note 7. RELATED PARTY TRANSACTIONS

The Company has an expense reimbursement agreement with an entity under common control of the Company's CEO and majority shareholder. These expenses generally consist of salaries and related benefits paid to shared corporate personnel, rent, data processing services, and other corporate facilities costs. The related entity provides administrative, accounting, and other services to the Company. No direct costs are incurred by the Company with respect to salaries and wages, related taxes, or employee benefits. Actual costs, in addition to monthly lease payments in the amount of $7,322, are invoiced to the Company by the related entity and paid on a monthly basis. The Company also guarantees that a ratable portion of the accrued compensated absences due to shared employees will be reimbursed to the related party entity. As of December 31, 2016, a total of $4,842 in accrued vacation was recognized and recorded as a related-party payable. During 2016, total expenses recognized by the Company under the expense reimbursement agreement to the related party included $109,888 of salaries and wages, $42,760 of lease costs, and $29,955 of employee benefits. As of December 31, 2016, $6,295 was due and payable to the related entity and is included in accounts payable.

The Company's CEO has advanced the Company funds to finance operations and paid various expenses on behalf of the Company since inception. As of December 31, 2016, the Company is indebted to the CEO in the amount of $121,072. This amount is payable upon demand and is non-interest bearing.

The Company also has a access to a mirror-imaged line of credit facility guaranteed by one of the Company's investors, with a maximum credit limit of $400,000. During 2016, the Company had utilized draws in the amount of $230,000, which accrue interest at the prime rate. As of December 31, 2016, nominal interest was incurred on the balance and an aggregate of roughly $230,000 was due & payable upon demand of the shareholder.

Note 8. BASIS OF REPORTING - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $294,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to increase its revenue and customer base, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 9. SUBSEQUENT EVENTS & DATE OF MANAGEMENT'S REVIEW

The Company evaluated subsequent events through June 23, 2017, the date these financial statements were available to be issued, and identified the following:

During March 2017, the Company entered into a UAS Flight Services Agreement with a building and land inspection service to perform various unmanned aerial systems services for a period of 3 years.

Note 10. ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense totaled $6,040 for the period from inception through December 31, 2016.